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CUSIP NO. 718928104                   13G                    PAGE 1  OF 10 PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )*

                               Physiometrix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    718928104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 718928104                   13G                    PAGE 2  OF 10 PAGES
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ITEM 1(A).    NAME OF ISSUER:
              --------------
              Physiometrix, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              -----------------------------------------------
              Five Billerica Park, 101 Billerica Avenue, North Billerica, MA 01862.

ITEM 2(A).    NAMES OF PERSONS FILING:
              -----------------------
              Chemicals and Materials Enterprise Associates, Limited Partnership ("CMEA"), NEA Chemicals and Materials Partners, Limited Partnership ("CMEA Partners"), which is a general partner of CMEA, and Cornelius C. Bond, Jr. ("Bond"), Nancy L. Dorman ("Dorman"),
              C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall") (the "General Partners"), and Thomas R. Baruch ("Baruch") and Donald L. Murfin ("Murfin"). The General Partners are individual general partners of CMEA Partners. Baruch and Murfin are individual general partners of CMEA. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              -----------------------------------------------------------
              The address of the principal business office of CMEA Partners, Dorman, Marks, Murfin and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Bond, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of CMEA and Baruch is 235 Montgomery Street, Suite 920, San Francisco, CA 94104.

ITEM 4.       OWNERSHIP.
              ---------

              (a) Amount Beneficially Owned: CMEA is the record owner of 421,190 shares of Common Stock as of December 31, 2000 (the "CMEA Shares"). As a general partner of CMEA, CMEA Partners may be deemed to own beneficially the CMEA Shares. Murfin is the record owner of 7,053 shares. As a general partner of CMEA, Murfin may be deemed to own beneficially the CMEA Shares and the 7,053 shares for a total of 428,243 shares. Kramlich is the record owner of 2,137 shares. As a general partner of CMEA Partners, Kramlich may be deemed to own beneficially the CMEA Shares and the 2,137 shares for a total of 423,327 shares. Newhall is the record owner of 1,780 shares. As a general partner of CMEA Partners, Newhall may be deemed to own beneficially the CMEA Shares and the 1,780 shares for a total of 422,970 shares. Baruch is the record owner of 14,106 shares as well as the record owner of options to purchase 37,916 shares (the "Option Shares"), which options will be exercisable within 60 days of December 31, 2000. As a general partner of CMEA, Baruch may be deemed to own beneficially the CMEA Shares, the 14,106 shares and the Option Shares for a total of 473,312 shares. As individual general partners of CMEA Partners, which is a general partner of CMEA, Bond, Dorman, Marks and McConnell may be deemed to own beneficially the CMEA Shares.

              (b)    Percent of Class: Each Reporting Person except Baruch:
                     5.1%. Baruch: 5.7%. The foregoing percentages are calculated based on the 8,327,000 shares of Common Stock reported to be outstanding as of January 5, 2001, as adjusted pursuant to Rule 13d-3(d)(1).



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CUSIP NO. 718928104                   13G                    PAGE 3  OF 10 PAGES
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              (c)    Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person other than Baruch, Murfin, Kramlich and Newhall. 52,022 shares for Baruch, 7,053 shares for Murfin, 2,137 shares for Kramlich and 1,780 shares for Newhall.

                     (ii) shared power to vote or to direct the vote: 421,190 shares for each Reporting Person.

                     (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person other than Baruch, Murfin, Kramlich and Newhall. 52,022 shares for Baruch, 7,053 shares for Murfin, 2,137 shares for Kramlich and 1,780 shares for Newhall.

                     (iv) shared power to dispose or to direct the disposition of: 421,190 shares for each Reporting Person.

              Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of Physiometrix, Inc., except for the shares, if any, that such Reporting Person owns of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              --------------------------------------------
              Not applicable.


ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF JANUARY 25, 2000 AND
-----------------------------------------------------------------------------
FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF
----------------------------------------------------------------------------
PHYSIOMETRIX, INC. REMAIN UNCHANGED.
------------------------------------




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CUSIP NO. 718928104                   13G                    PAGE 4  OF 10 PAGES
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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12th, 2001


CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:   NEA Chemicals and Materials Partners, Limited Partnership

      By:                     *
          -------------------------------------
             Charles W. Newhall III
             General Partner


NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP

By:                           *
     ------------------------------------------
       Charles W. Newhall III
       General Partner



                  *
-------------------------------------
Thomas R. Baruch

                  *
-------------------------------------
Cornelius C. Bond, Jr.

                  *
-------------------------------------
C. Richard Kramlich

                  *
-------------------------------------
Arthur J. Marks

                  *
-------------------------------------
Thomas C. McConnell

                  *
-------------------------------------
Donald L. Murfin

                               Page 4 of 10 pages
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CUSIP NO. 718928104                   13G                    PAGE 5  OF 10 PAGES
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                  *
-------------------------------------
Charles W. Newhall III



                                          By: /s/ Nancy L. Dorman
                                              ----------------------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as
Exhibit 2.


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CUSIP NO. 718928104                   13G                    PAGE 6  OF 10 PAGES
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                                                                       Exhibit 1
                                                                       ---------
                                    AGREEMENT

      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Physiometrix, Inc.

      EXECUTED this 12th day of February, 2001.

CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:   NEA Chemicals and Materials Partners, Limited Partnership

      By:                     *
          -------------------------------------
             Charles W. Newhall III
             General Partner

NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP

By:                           *
     ------------------------------------------
       Charles W. Newhall III
       General Partner


                  *
-------------------------------------
Thomas R. Baruch

                  *
-------------------------------------
Cornelius C. Bond, Jr.

                  *
-------------------------------------
C. Richard Kramlich

                  *
-------------------------------------
Arthur J. Marks

                  *
-------------------------------------
Thomas C. McConnell

                  *
-------------------------------------
Donald L. Murfin

                               Page 6 of 10 pages
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CUSIP NO. 718928104                   13G                    PAGE 7  OF 10 PAGES
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                  *
-------------------------------------
Charles W. Newhall III

                                         By: /s/ Nancy L. Dorman
                                             -----------------------------------
                                             Nancy L. Dorman, in her individual
                                             capacity and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Agreement was executed by Nancy L. Dorman pursuant to a Power of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as
Exhibit 2.

                               Page 7 of 10 pages
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CUSIP NO. 718928104                   13G                    PAGE 8  OF 10 PAGES
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                                                                       Exhibit 2
                                                                       ---------

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.

                                               /s/ Raymond L. Bank
                                               ---------------------------------
                                               Raymond L. Bank

                                               /s/ Thomas R. Baruch
                                               ---------------------------------
                                               Thomas R. Baruch

                                               /s/ Cornelius C. Bond, Jr.
                                               ---------------------------------
                                               Cornelius C. Bond, Jr.

                                               /s/ Frank A. Bonsal, Jr.
                                               ---------------------------------
                                               Frank A. Bonsal, Jr.

                                               /s/ James A. Cole
                                               ---------------------------------
                                               James A. Cole



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CUSIP NO. 718928104                   13G                    PAGE 9  OF 10 PAGES
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                                               /s/ Nancy L. Dorman
                                               ---------------------------------
                                               Nancy L. Dorman

                                               /s/ Neal M. Douglas
                                               ---------------------------------
                                               Neal M. Douglas

                                               /s/ John W. Glynn, Jr.
                                               ---------------------------------
                                               John W. Glynn, Jr.

                                               /s/ Curran W. Harvey
                                               ---------------------------------
                                               Curran W. Harvey

                                               /s/ Ronald Kase
                                               ---------------------------------
                                               Ronald Kase

                                               /s/ C. Richard Kramlich
                                               ---------------------------------
                                               C. Richard Kramlich

                                               /s/ Robert F. Kuhling
                                               ---------------------------------
                                               Robert F. Kuhling

                                               /s/ Arthur J. Marks
                                               ---------------------------------
                                               Arthur J. Marks

                                               /s/ Thomas C. McConnell
                                               ---------------------------------
                                               Thomas C. McConnell

                                               /s/ Donald L. Murfin
                                               ---------------------------------
                                               Donald L. Murfin

                                               /s/ H. Leland Murphy
                                               ---------------------------------
                                               H. Leland Murphy

                               Page 9 of 10 pages

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CUSIP NO. 718928104                   13G                    PAGE 10 OF 10 PAGES
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                                               /s/ John M. Nehra
                                               ---------------------------------
                                               John M. Nehra

                                               /s/ Charles W. Newhall III
                                               ---------------------------------
                                               Charles W. Newhall III


                                               /s/ Terry L. Opdendyk
                                               ---------------------------------
                                               Terry L. Opdendyk

                                               /s/ Barbara J. Perrier
                                               ---------------------------------
                                               Barbara J. Perrier

                                               /s/ C. Vincent Prothro
                                               ---------------------------------
                                               C. Vincent Prothro

                                               /s/ C. Woodrow Rea, Jr.
                                               ---------------------------------
                                               C. Woodrow Rea, Jr.


                                               /s/ Howard D. Wolfe, Jr.
                                               ---------------------------------
                                               Howard D. Wolfe, Jr.


                                               /s/ Nora M. Zietz
                                               ---------------------------------
                                               Nora M. Zietz


                               Page 10 of 10 pages